UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [March] 2005

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F (    ✓    )            No    Form 40-F (            )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes (            )            No (✓    )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated March 18, 2005. Attached is English language version of the notice.

The following table sets forth the summary of Result of the 14th Annual Shareholders’ Meeting.

1. Approval of Financial Statements

The 14th Year (Unit: Million, KRW)

-Total Assets	213,747	-Sales	59,654
-Total Liabilities	87,431	-Operating Income	-7,207
-Capital Stock	17,918	-Net Income	-31,648
-Total Shareholders’ Equity	126,316	*Earning per Shares	-178
*External Auditor’s Opinion		Unqualified opinion

2. Dividend Decision

a. Cash Dividend	Dividend per Share (KRW)	Common Shares	Year-end Dividend	-
			Interim-Quarterly Dividend	-
		Preferred Shares	Year-end Dividend	-
			Interim-Quarterly Dividend	-

	Total Dividends (KRW)			-

	Dividend rate to market value(%) (Including interim dividend)	Common Shares		-
		Preferred Shares		-

b. Stock Dividend	Stock Dividend Rate (%)	Common Shares		-
		Preferred Shares		-

	Total Stock Dividend	Common Shares		-
		Preferred Shares		-

3. Appointment of Directors, Outside Directors, Auditors and Members of Audit Committee (As of the appointment date)

a. Details of Appointment	2 persons of Outside Auditor

b. Number of Outside Directors after Appointment	Total Number of Directors	5
	Total Number of Outside Director	3
	Outside Director Appointment Ratio (%)	60

c. Number of Auditors after Appointment	Standing Auditor	-
	Non-standing Auditor	-

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d. Members of Audit Committee after Appointment	Members of Audit Committee who are Outside Directors	3
	Members of Audit Committee who are not Outside Director	-

4. Details of Other resolution

1) Approval of Balance Sheet, Income Statement and Statement of loss disposition for the fiscal year 2004

→ Resolved as proposed

2) Partial amendment to articles of Incorporation

→ Resolved as proposed

3) Appointment of New Outside Directors who become members of audit committee

→ Resolved as proposed

4) Approval of the ceiling amount of remuneration for directors

→ Resolved as proposed

5.Date of Shareholders’ Meeting	March 18, 2005

6.Others	-

Date of Relevant Disclosure	-

[Details of appointed Outside Directors]

Name	Date of Birth	Terms of office	Newly Appointed	Professional Background	Current position	Final Academic Degree	Nationality
Kwang-Hyung, Lee	November 15, 1954	3	Reappointed	- 1985 ~ Present: Professor at KAIST - 1999 ~ Present: Outside Director at Mirae Corporation	Professor of KAIST	Lyon I University and INSA France, Dr. of science	Korea

Kyung-Won, Chung	March 28, 1950	3	Newly Appointed	- 2000 ~ 2003: The president of Korea Institute of Design Promotion - 1984 ~ Present: Professor at KAIST	Professor of KAIST	Ph D, Manchester Metropolitan University, U.K	Korea

[Details of appointed Members of Audit Committee]

Name	Date of Birth	Terms of office	Newly Appointed	Outside Director	Professional Background	Current position	Final Academic Degree	Nationality
Kwang-Hyung, Lee	November 15, 1954	3	Reappointed	Member of audit committee who are outside directors	- 1985 ~ Present: Professor at KAIST - 1999 ~ Present: Outside Director at Mirae Corporation	Professor of KAIST	Lyon I University and INSA France, Dr. of science	Korea

Kyung-Won, Chung	March 28, 1950	3	Newly Appointed	Member of audit committee who are outside directors	- 2000 ~ 2003: The president of Korea Institute of Design Promotion - 1984 ~ Present: Professor at KAIST	Professor of KAIST	Ph D, Manchester Metropolitan University, U.K	Korea

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2005

By	/s/ MiRi Chung
Mi-Ri Chung Mirae Corporation Public Disclosure Representative Of Investor Relations Team

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